Filed by FREYR Battery, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FREYR Battery, Inc.
Commission File No.: 333-274434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2023

FREYR Battery
(Exact name of registrant as specified in its charter)

Luxembourg	001-40581	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
22-24, Boulevard Royal, L-2449 Luxembourg
Grand Duchy of Luxembourg

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +352 621 727 777

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, without nominal value	FREY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	FREY WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.
On November 13, 2023, FREYR Battery (the “Company” or “FREYR”) released a letter to shareholders from its Executive Chairman and Co-Founder, Tom Jensen, and its Chief Executive Officer, Birger Steen. One of the commitments made in the letter was that certain members of the management team and board of directors would purchase Company shares in the open market. In line with the Company’s policies, the Company allowed management and directors to purchase Company ordinary shares beginning November 30, 2023. As of December 7, 2023, the directors and officers mentioned in the table below had purchased an aggregate of 240,000 Company ordinary shares, and had the following direct ownership of Company ordinary shares:

Name	Title	Shares Purchased	Total Shares Held After Purchase
Tom Einar Jensen	Executive Chair and Co-Founder	60,000	1,590,953
Peter Matrai	Director	60,000	1,181,326
Birger Steen	Chief Executive Officer and Director	60,000	60,000
Oscar K. Brown	Chief Financial Officer	60,000	60,000
		240,000	2,892,279
Assuming FREYR’s previously announced process to redomicile from Luxembourg to the U.S. is approved at the extraordinary general meeting of shareholders to be held on December 15, 2023, FREYR expects to be subject to the insider reporting requirements of section 16 of the Securities Exchange Act of 1934 (the “Act”) as of January 2024. FREYR disclaims any duty to update the above disclosures regarding insider purchases and ownership of the Company’s ordinary shares, outside of its requirements under the Act.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FREYR BATTERY

Date: December 7, 2023	By:	/s/ Are L. Brautaset
	Name:	Are L. Brautaset
	Title:	Chief Legal Officer

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